Mail Stop 6010							January 10, 2007



David Chess, M.D.
President and Chief Executive Officer
HC Innovations, Inc.
Six Corporate Drive
Suite 420
Shelton, Connecticut 06484

Re:	HC Innovations, Inc.
	Form 10-SB filed December 13, 2006
	File No. 0-52197

 Dear Dr. Chess:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed. If we are not finished with the review by that time, you should withdraw the registration statement and refile it to delay its effectiveness.



Description of Business
2. We note your response to comment 7 and reissue the comment. Please revise the discussion to at least include the information contained in your response to this comment.
Healthcare Savings, page 6
3. We note your response to comment 10 and reissue the comment.
If
you take the cost of the program into account, the savings are less than 25%. Please revise the discussion to revise the stated savings or to indicate the percentage reflected is before the costs of the program.
4. Please expand the discussion in your business section to provide more detail concerning the savings demonstrated by your program with
HealthNet. For example, how many enrollees were there and was their average cost $40,000 per year? What period of time was covered by the HealthNet program and has the program been renewed and/or implemented on a larger scale with HealthNet? If not, why not?
5. Did you experience similar savings with the pilot program with Bridgeport and Hartford Hospitals? When were these pilot programs instituted and were the programs renewed or implemented on a permanent basis.

Liquidity and Capital Resources, page 35

6. Refer to your response to comment 33. We note that you added a discussion of the changes in your liquidity for the most recent interim period. Please revise the document to include a similar discussion for each of the comparative annual periods presented in the document.

Accounts Receivable, page 35
7. Refer to your response to comment 34. Your revised disclosure states that you have not recorded any allowance historically. It also seems to indicate that you do experience write-offs related to these accounts, but that you directly reduce the receivable balance at the time that the amount of the write-off is determined. The net effect of this policy would seem to be that the accounts receivable are carried at an amount other than their expected recovery amount to the extent that write-offs are material. Please disclose the amount of these direct write-offs each period and how you determined that the carrying amount determined under this policy is adequate.



Impact of Recently Issued Accounting Pronouncements, page 36

8. Refer to your response to comment 35. Based on our review of the document, we were unable to determine where you made the changes referenced in your response. The paragraph that discusses SFAS 123R on page 37 still discloses that your options will be fully vested and your disclosure on page 40 still says that you do not have any option plans. Please reconcile the differences between these statements or demonstrate that you have made the referenced changes.

Consolidated Financial Statements - December 31, 2005

Consolidated Statement of Changes in Stockholders` Equity
(Deficit),
page 4
9. Refer to your response to comment 39. It is still unclear how you changed to include the effects of the recapitalization and the stock-split throughout these financial statements. Based on the information included in this statement, you had 24 million shares outstanding at December 31, 2005. Your disclosure in note 2 of the interim financial statements for September 30, 2006 indicates that you issued 24 million shares as part of the recapitalization transaction. Please provide to us the following information related to these transactions:
* Clarify how the 24 million issued in the recapitalization impacted the amounts reported at December 31, 2005.
* Explain whether the stock split that took place in 2005 was reflected for the entire year in your EPS calculations because the presentation of this stock split within this statement does not make this treatment clear.
* Identify what the "change in corporate structure" was that you referred to in response as being discussed in note 2 of the 2005 financial statements as we were unable to identify this discussion in that note.
* If you meant to reference in your response the recapitalization discussed in note 2 of the interim financial statements, explain to us why the impact of this recapitalization and the stock-split is not appropriate to push back through the prior periods. Include any specific references to the authoritative literature that supports this treatment.
10. Refer to your response to comment 47. It seems that many of the valuations that you assigned to these issuances are based on an invoice value or the amount of interest accrued at that time. The use of these various amounts results in valuations that you assigned that appear inconsistent and therefore do not appear to be an accurate measurement of the fair value of your shares.
* Please explain how the results of this technique in assigning a $0.40 value on October 6, 2005 reconciles to the determination of a new value of $0.16 per share approximately one month later on November 14, 2005 in satisfaction of the interest.
* While we recognize that the shares issued in settlement of these amounts are negotiated, they appear to fail to really address the underlying value of the shares. Provide to us using an accepted valuation model or a determination based on sales of shares to unrelated parties a valuation of you shares at each issuance discussed in this response.

2.  Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

11. Refer to your response to comment 44. It remains unclear based on your revised disclosures what you mean when you state "when earned." Please revise your disclosure to better describe the earning process and what determines when the revenues are earned.

10.  Long-Term Debt, page 16

Convertible Debentures, page 16

12. Refer to your response to our comment number 45. We are still unclear about the accounting applied to these instruments. Please tell us how you considered the following issues associated with this convertible debt issuance and all subsequent issuances through September 30, 2006:
* Provide to us your analysis under the guidance of EITF 00-19 about whether the conversion feature associated with these instruments meets the scope exemption offered by paragraph 11(a) of SFAS 133.
* If you determine that it is not a derivative instrument, provide your analysis under EITF 98-5 of whether a beneficial conversion feature existed at the time of the issuance. Please note that it is not requisite that the instrument be a derivative for this guidance to apply.

Consolidated Financial Statements - December 31, 2004

Consolidated Statements of Operations, page 3

13. Refer to your response to comment 43. It does not appear that you adjusted this statement to include the requested EPS information.
Please revise this presentation to include the previously requested
EPS information.


*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact James Peklenk at (202) 551-3661 or Jim Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at
(202) 551-3862 or me at (202) 551-3715 with any other questions.
      Sincerely,


      Jeffrey Riedler
   Assistant Director













Cc: Jay Kaplowitz, Esq.
      Gesten Savage LLP
      600 Lexington Avenue, 9th Floor
      New York, New York 10022
Dr. David Chess
HC Innovations, Inc.
January 10, 2007
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